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                             May 14, 2024

       Andrew Freedman
       Partner, Olshan Frome Wolosky LLP
       Novavax, Inc.
       2301 Sugar Bush Road, Suite 510
       Raleigh, NC 27612

                                                        Re: Novavax, Inc.
                                                            PREC14A filed by
Shah Capital Management, Inc. et al.
                                                            Filed May 6, 2024
                                                            File No. 000-26770

       Dear Andrew Freedman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

       PREC14A filed May 6, 2024

       Background to the Solicitation, page 6

   1. It appears from a news article published on May 6, 2024, which you filed on EDGAR as soliciting material on
May 7, 2024, that you had previously indicated that you planned to nominate two candidates
for the Company's board. If this is true, please confirm to us that you did not make any
soliciting statements prior to filing of your preliminary proxy statement.

                                                        We also note that the
article quotes Mr. Shah stating in part that "the company refused to nominate my two
candidates..." Please tell us why you did not include this attempted nomination and its
outcome in this section of your proxy statement.
   2. On a related note, given your attempted nomination of two candidates for the board between April 15 and
May 6, please tell us why you did not file an amendment to your
 Andrew Freedman
Novavax, Inc.
May 14, 2024
Page 2
         Schedule 13D.
Reasons for the Solicitation, page 9

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident or disclosed in the soliciting materials. In this regard, please revise your disclosure on page 11 regarding the dilution of stockholders by approximately 60% in 2023 accordingly.
4. Please revise throughout to provide more specific source cites for assertions of fact. For example, on page 11 you refer to "CDC.gov" and "IQVIA ~250K Nuvaxovid Jabs"; revise to identify the specific source referenced.
Stockholder Proposals, page 24

5. Please disclose the deadline for submitting director nominees for inclusion in the
         Company's proxy statement for the next annual meeting of stockholders. Refer to Rule
         14a-5(e)(3).
Security Ownership of Certain Beneficial Owners and Management, page II-1

6.       We note your statement that the table in Schedule II was reprinted
from the Company   s
         definitive proxy statement. Please revise to clarify, if true, that the accompanying introductory disclosure and all footnotes following the table were also reprinted from the
         Company   s definitive proxy statement.
Form of Proxy, page II-4

7. Please clarify that the bold-faced capital type describing how the proxy will be voted if no direction is indicated refers to signed but unmarked proxies.
General

8. Your disclosure throughout indicates that the Annual Meeting will be held only in a
FirstName LastNameAndrew Freedman
       virtual setting. However, we note references to the possibility of stockholders voting their
Comapany    NameNovavax,
       shares                Inc.
               in person, such as in the penultimate paragraph in your notice, on page 3, and on the last bullet
May 14, 2024 Page 2    on page 4. Please advise or revise.
FirstName LastName
 Andrew Freedman
FirstName  LastNameAndrew Freedman
Novavax, Inc.
Comapany
May        NameNovavax, Inc.
     14, 2024
May 14,
Page 3 2024 Page 3
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Daniel Duchovny at 202-
551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions